Exhibit 99.5

KNOT Offshore Partners LP announces the entry into acquisition agreements for the purchase of the Hilda Knutsen and Torill Knutsen

Aberdeen, United Kingdom, June 23, 2014 – KNOT Offshore Partners LP (the “Partnership”) (NYSE: KNOP) announced today that it has entered into agreements to acquire from Knutsen NYK Offshore Tankers AS all of the ownership interests in the companies that own and operate the shuttle tankers Hilda Knutsen and Torill Knutsen (the “Acquisitions”). The purchase price of the Hilda Knutsen is $166.0 million, net of $109.6 million of outstanding indebtedness related to the vessel. The purchase price of the Torill Knutsen is $169.0 million, net of $112.1 million of outstanding indebtedness related to the vessel. The Partnership expects to fund the cash portion of the purchase prices by issuing equity. The Partnership expects the Acquisitions to close within approximately 30 days, subject to customary closing conditions.

Each of the Hilda Knutsen and the Torill Knutsen is operating in the North Sea under time charters (the “Hilda Charter” and the “Torill Charter,” together, the “Hilda and Torill Charters”) with Eni Trading & Shipping S.p.A. (“Eni”). The Hilda and Torill Charters commenced upon delivery of the Hilda Knutsen and the Torill Knutsen in the third quarter of 2013 and each will terminate five years after delivery. Eni has options to extend each of the charters for up to five one-year periods. In the case of the Torill Charter, Eni has the option, at any time before May 31, 2016, to extend the charter term to ten years in exchange for a reduction in the hire rate.

The Partnership’s board of directors (the “Board”) is pleased that the Partnership has entered into these purchase agreements in connection with its second and third acquisitions since the Partnership’s initial public offering in April 2013.

The Board and the conflicts committee of the Board (the “Conflicts Committee”) have approved the purchase prices of the Acquisitions. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the Acquisitions.

As a result of the Acquisitions, the Partnership’s management has recommended to the Board an increase in the Partnership’s quarterly cash distribution of $0.035 (corresponding to an annualized increase of $0.14), which would become effective for the distribution with respect to the quarter ending September 30, 2014. Any such increase would be conditioned upon, among other things, the closing of the Acquisitions, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

As previously announced on June 10, 2014 and as a result of the Partnership’s entry into new senior secured credit facilities, the Partnership’s management has recommended to the Board an increase in the Partnership’s quarterly cash distribution of $0.02 (an annualized increase of $0.08), which would become effective for the distribution with respect to the quarter ending September 30, 2014. This recommended increase is in addition to the increase recommended as a result of the Acquisitions. Any such increase would be conditioned on, among other things, the closing of the senior secured credit facilities, approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership’s ability to consummate the Acquisitions on a timely basis or at all, and to integrate and realize the expected benefits from the Acquisitions;

•	the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;

•	the Partnership’s ability to implement its growth strategies and other plans and objectives for future operations;

•	the Partnership’s future revenues, expenses, financial condition and results of operations;

•	the Partnership’s ability to make additional borrowings and to access debt and equity markets; and

•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Media:

KNOT Offshore Partners LP

Arild Vik

Chief Executive Officer and Chief Financial Officer

+44 758 1899 777

http://knotoffshorepartners.com/

Source: KNOT Offshore Partners LP

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